UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

10/31/15
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Whitetail Rock Capital Management, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)	Citizenship or Place of Organization

Nebraska

Number of    5) Sole Voting Power                0 (1)
Shares
Beneficially
Owned        6) Shared Voting Power            5,932,150 (1) (2)
by Each
Reporting
Person        7) Sole Dispositive Power                0 (1)
With:

8) Shared Dispositive Power        5,932,150 (1) (2)

9)    Aggregate Amount Beneficially
Owned by Each Reporting Person            5,932,150 (1) (2)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)            [ ]

11)    Percent of Class Represented by Amount in Row (9)        15.1%

12)	Type of Reporting Person (See Instructions) IA

(1)    All amounts in Items 5-9 are as of October 31, 2015.

(2)
Represents a total of 5,932,150 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders), held in (i) six separate grantor retained annuity trusts (“GRATs”) and three separate other irrevocable trusts (collectively, the “Dynasty Trusts”) established by Michael S. Dunlap in 2011; and (ii) six separate GRATs established by the spouse of Michael S. Dunlap in October 2015. All twelve of the GRATs along with the Dynasty Trusts referred to herein are collectively referred to herein as the “Trusts”. Under the Trusts, the reporting person, which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, has been designated to serve as investment adviser with investment power with respect to assets held by the Trusts and voting power with respect to shares of stock held by the Trusts. Accordingly, the reporting person is reporting beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) of the subject securities held by the Trusts. The reporting person is not a beneficiary of any of the Trusts, does not have any pecuniary interest under the provisions of Rule 16a-1(a)(2) under the Exchange Act in the securities held by the Trusts, and, for purposes of Section 16 of the Exchange Act pursuant to the provisions of Rule 16a-1(a)(1) thereunder, is not deemed to be the beneficial owner of the securities held in the Trusts for the benefit of third parties. The reporting person is a majority owned subsidiary of the issuer, of which Mr. Dunlap is Executive Chairman and a significant shareholder.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Whitetail Rock Capital Management, LLC

(b)	Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

(c)	Citizenship:

Nebraska

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

(a)    Amount beneficially owned:
5,932,150

(b)    Percent of class:
15.1%

(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
0 (1)

(ii)    Shared power to vote or to direct the vote:
5,932,150 (2)

(iii)    Sole power to dispose or to direct the disposition of:
0 (3)

(iv)    Shared power to dispose or to direct the disposition of:
5,932,150 (4)

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

The securities resulting in the filing of this Schedule by the reporting person, in its capacity as investment adviser, are held by the Trusts, which have the right to receive dividends from, and the proceeds from the sale of, such securities. No individual Trust has such right with respect to more than five percent of the class of securities to which this Schedule relates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)    See footnote for Item 5) above.

(2)    See footnotes for Item 6) above.

(3)    See footnote for Item 7) above.

(4)    See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2015

WHITETAIL ROCK CAPITAL MANAGEMENT, LLC

By: /s/ William J. Munn
Name: William J. Munn
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 13, 2012 as an exhibit to this statement and incorporated herein by reference.